UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                                     SQA, Inc.
                              (Name of Issuer)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                  784637100
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  784637100               13G                   Page 2 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ABS Ventures III Limited Partnership
   52-1527623

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            0 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          346,761 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       0 shares

                    8  SHARED DISPOSITIVE POWER

                       346,761 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    346,761 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.3%

12  TYPE OF REPORTING PERSON

    PN

CUSIP NO.  784637100               13G              Page 3 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Calvert Capital, L.P.
   52-1515213

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            0 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          346,761 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       0 shares

                    8  SHARED DISPOSITIVE POWER

                       346,761 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    346,761 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.3%

12  TYPE OF REPORTING PERSON

    PN
CUSIP NO.  784637100               13G              Page 4 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Edward T. Anderson
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            41,728 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          853,124 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       41,728 shares

                    8  SHARED DISPOSITIVE POWER

                       853,124 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    894,852 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11.0%

12  TYPE OF REPORTING PERSON

    IN
CUSIP NO.  784637100               13G              Page 5 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bruns H. Grayson
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            28,787 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          363,181 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       28,787 shares

                    8  SHARED DISPOSITIVE POWER

                       363,181 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    391,968 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.8%

12  TYPE OF REPORTING PERSON

    IN
CUSIP NO.  784637100               13G              Page 6 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robert Walkingshaw
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            0 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          853,124 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       0 shares

                    8  SHARED DISPOSITIVE POWER

                       853,124 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    853,124 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.5%

12  TYPE OF REPORTING PERSON

    IN
Item 1(a)   Name of Issuer:

            SQA, Inc. (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            10 State Street
            Woburn, MA  01801

Item 2(a)   Name of Person Filing:

            This Statement is filed by ABS Ventures III Limited Partnership, Calvert Capital, L.P., Edward T. Anderson, Bruns H. Grayson and Robert Walkingshaw who are sometimes collectively referred to as the "Reporting Persons."

Item 2(b) Address of Principal Business Office, or if none, Residence:

          The address of the principal office of ABS Ventures III Limited Partnership is 1 South Street, Suite 2150, Baltimore, Maryland 21202.

          The address of the principal office of Calvert Capital L.P. and Bruns Grayson is c/o ABS Ventures, 1 South Street, Suite 2150, Baltimore, Maryland 21202.

          The address of the principal office of Edward T. Anderson and Robert Walkingshaw is c/o North Bridge Venture Partners, 404 Wyman Street, Waltham, Massachusetts 02154.

Item 2(c)   Citizenship:

          ABS Ventures III Limited Partnership and Calvert Capital L.P. are Delaware limited partnerships. Messrs. Anderson, Grayson and Walkingshaw are United States citizens.

Item 2(d)   Title of Class of Securities:

          Common Stock, $.01 par value per share (the "Common Stock")

Item 2(e)   CUSIP Number:

            784637100

Item 3      Description of Person Filing:

            Not applicable.

Item 4      Ownership:

          The following information with respect to ownership of the Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.

          (a)   Amount beneficially owned:

                See Row 9 of the cover page for each Reporting Person.

          (b)   Percent of Class:

                See Row 11 of the cover page for each Reporting Person.

          (c)   Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:

                    See Row 5 of the cover page for each Reporting Person and the response to Item 4(c)(ii) below.

               (ii) Shared power to vote or to direct the vote:

                    See Row 6 of the cover page for each Reporting Person.

                    Calvert Capital L.P. and Messrs. Anderson, Grayson and Walkingshaw each may be deemed to have shared power to vote and shared power to dispose of an aggregate of 346,761 shares owned by ABS Ventures III Limited Partnership by reason of Calvert Capital L.P. being the general partner of ABS Ventures III Limited Partnership and Messrs. Anderson, Grayson and Walkingshaw being the general partners of Calvert Capital L.P.. Calvert Capital L.P. and Messrs. Anderson, Grayson and Walkingshaw each expressly disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interest therein.

                    Messrs. Anderson and Walkingshaw each may be deemed to have shared power to vote and shared power to dispose of an aggregate of 506,363 shares owned by North Bridge Venture Partners, L.P. by reason of their being general partners of North Bridge Venture Management L.P., the general partner of North Bridge Venture Partners, L.P.. Messrs. Anderson and Walkingshaw each expressly disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interest therein.

                    Mr. Grayson may be deemed to have shared power to vote and shared power to dispose of an aggregate of 16,420 shares owned by Brown Technology Associates Limited Partnership by reason of his being a general partner of Brown Technology Associates Limited Partnership. Mr. Grayson expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

               (iii)Sole power to dispose or direct the disposition of:

                    See Row 7 of the cover page for each of the Reporting Persons and the response to Item 4(c)(ii) above.

               (iv) Shared power to dispose or direct the disposition of:

                    See Row 8 of the cover page for each of the Reporting Persons and the response to Item 4(c)(ii) above.

Item 5    Ownership of Five Percent or Less of a Class:

          This Statement if being filed to report the fact that as of December 31, 1996 certain of the Reporting Persons (ABS Ventures III Limited Partnership, Calvert Capital, L.P. and Bruns H. Grayson) have ceased to be the beneficial owners of more than 5% of the Class of Securities.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 1997

ABS VENTURES III LIMITED PARTNERSHIP
By:  Calvert Capital L.P.



By:/s/ Bruns H. Grayson
General Partner


CALVERT CAPITAL L.P.



By:/s/ Bruns H. Grayson
General Partner



/s/ Edward T. Anderson
Edward T. Anderson



/s/ Bruns H. Grayson
Bruns H. Grayson



/s/ Robert Walkingshaw
Robert Walkingshaw

                                                                   EXHIBIT 1


                                       AGREEMENT

      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of Common Stock of SQA, Inc., by ABS Ventures III Limited Partnership.

      This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      EXECUTED as a sealed instrument this 12th day of February, 1997.

ABS VENTURES III LIMITED PARTNERSHIP
By:  Calvert Capital L.P.



By:/s/ Bruns H. Grayson
General Partner


CALVERT CAPITAL L.P.



By:/s/ Bruns H. Grayson
General Partner



/s/ Edward T. Anderson
Edward T. Anderson



/s/ Bruns H. Grayson
Bruns H. Grayson



/s/ Robert Walkingshaw
Robert Walkingshaw